UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    2)*

Specialty Laboratories, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

84749R100

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84749R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Peter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,603,251 (1)

	6.	Shared Voting Power 433,612 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,036,863 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,863 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 62.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Specialty Family Limited Partnership Tax ID Number: 954574435

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,603,251

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,603,251

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,603,251 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 60.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joan Peter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 433,612 (3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,036,863 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,863 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 62.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deborah Estes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,800 (4)

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 63,800 (4)

	8.	Shared Dispositive Power 13,604,251 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,770,351 (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE.

11.	Percent of Class Represented by Amount in Row (9) 60.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Family Revocable Trust, dated 10/23/86, as amended (“PFRT”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 427,212 (5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 427,212 (5)

	8.	Shared Dispositive Power 13,603,251

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,030,463 (5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 62.2%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Specialty Laboratories, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2211 Michigan Avenue Santa Monica, California 90404

Item 2.
	(a)	Name of Person Filing James B. Peter Specialty Family Limited Partnership (“SFLP”) Joan Peter Deborah Estes Peter Family Revocable Trust (“PFRT”)
	(b)	Address of Principal Business Office or, if none, Residence All Filing Parties: 2211 Michigan Avenue Santa Monica, California 90404
	(c)	Citizenship James B. Peter — United States Specialty Family Limited Partnership — California Joan Peter — United States Deborah Estes — United States Peter Family Revocable Trust — California
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 84749R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

James B. Peter (1)	14,047,863
Specialty Family Limited Partnership (2)	13,603,251
Joan Peter (3)	14,047,863
Deborah Estes (4)	13,770,351
PFRT (5)	14,030,463

(b)	Percent of class:

James B. Peter (1)	62.2%
Specialty Family Limited Partnership (2)	60.3%
Joan Peter (3)	62.2%
Deborah Estes (4)	60.9%
PFRT (5)	62.2%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

James B. Peter (1)	13,603,251
Specialty Family Limited Partnership (2)	13,603,251
Joan Peter (3)	- 0 -
Deborah Estes (4)	63,800
PFRT (5)	427,212

(ii)	Shared power to vote or to direct the vote

James B. Peter (1)	433,612
Specialty Family Limited Partnership (2)	- 0 -
Joan Peter (3)	433,612
Deborah Estes (4)	1,000
PFRT (5)	- 0 -

(iii)	Sole power to dispose or to direct the disposition of

James B. Peter (1)	- 0 -
Specialty Family Limited Partnership (2)	13,603,251
Joan Peter (3)	- 0 -
Deborah Estes (4)	63,800
PFRT (5)	427,212

(iv)	Shared power to dispose or to direct the disposition of

James B. Peter (1)	14,036,863
Specialty Family Limited Partnership (2)	- 0 -
Joan Peter (3)	14,036,863
Deborah Estes (4)	13,604,251
PFRT (5)	13,603,251

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit B.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2004
Date
/s/ James B. Peter
Signature
James B. Peter

SPECIALTY FAMILY LIMITED PARTNERSHIP

/s/ James B. Peter
Signature

Name:	James B. Peter
Title:	Managing General Partner

/s/ Joan Peter
Signature
Joan Peter

/s/ Deborah Estes
Signature
Deborah Estes

PETER FAMILY REVOCABLE TRUST

/s/ James B. Peter
Signature

Name:	James B. Peter
Title:	Co-Trustee

/s/ Joan Peter
Signature

Name:	Joan Peter
Title:	Co-Trustee

(1)          The aggregate amount of shares beneficially owned by James B. Peter consists of: (a) 13,603,251 shares held by James B. Peter in his capacity as trustee of the Peter Family Revocable Trust which is the managing general partner of the Specialty Family Limited Partnership, dated 9/1/1995, as amended (“SFLP”), (b) 427,212 shares held by James B. Peter as the co-trustee of the Peter Family Revocable Trust, dated 10/23/1986, as amended (“PFRT”), (c) 6,400 shares held by James B. Peter as co-trustee of the Specialty Laboratories Profit Sharing Plan, dated October 1, 1975 (the “Plan”), and (d) options to purchase 11,000 shares held by James B. Peter, of which zero (0) are presently exercisable or exercisable within 60 days of December 31, 2003.  James B. Peter, as the managing general partner of SFLP, has sole voting power and shared dispositive power with the general partners and limited partners of SFLP.  James B. Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  James B. Peter disclaims beneficial ownership of all shares held by SFLP, PFRT, the Plan, Joan Peter and Deborah Estes except to the extent of his pecuniary interest therein.

(2)          James B. Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, SFLP may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 433,612 additional shares.  SFLP disclaims any beneficial ownership of the shares held by PFRT, James B. Peter, Joan Peter and Deborah Estes except to the extent of its pecuniary interest therein.

(3)          The aggregate amount of shares beneficially owned by Joan Peter consists of: (a) 13,603,251 shares held by Joan Peter as general partner of SFLP through her capacity as trustee of PFRT, (b) 427,212 shares held by Joan Peter as co-trustee of PFRT, (c) 6,400 shares held by Joan Peters and co-trustee of the Plan, and (d) options to purchase 11,000 shares held by James B. Peter, Joan Peter’s husband, of which zero (0) are presently exercisable or exercisable within 60 days of December 31, 2003.  Joan Peter, as general partner of SFLP through her capacity as trustee of PFRT, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  James B. Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  Joan Peter disclaims beneficial ownership of all shares held by James B. Peter, SFLP, PFRT, the Plan, and Deborah Estes except to the extent of her pecuniary interest therein.

(4)          The aggregate amount of shares beneficially owned by Deborah Estes consists of: (a) 63,800 shares held by Deborah Estes as trustee for the James B. Peter, Jr., Third Generation Trust, dated 10/1/1995, as amended (the “James B. Peter, Jr. Third Generation Trust”), (b) 13,603,251 shares held by Deborah Estes as general partner of SFLP, (c) 63,800 shares held by Deborah Estes as the parent of the beneficiaries of The Deborah A. Estes Third Generation Trust, dated 10/1/95, as amended (the “Deborah A. Estes Third Generation Trust”), (d) 1,000 shares held by Deborah Estes as co-trustee of the Estes Family Trust, dated 8/21/98, as amended (the “Estes Family Trust”), (e) options to purchase 11,000 shares held by Deborah Estes, of which zero (0) are presently exercisable or exercisable within 60 days of December 31, 2003, and (f) options to purchase 27,500 shares held by James Estes, Deborah Estes’ husband, of which 16,230 are presently exercisable or exercisable within 60 days of December 31, 2003.  Deborah Estes, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  Ms. Estes has no dispositive power nor the power to vote or direct the vote of the shares held by the Deborah Estes Third Generation Trust nor the options held by her husband, James Estes.  James B. Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, Deborah Estes may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 433,612 additional shares.  Deborah Estes disclaims beneficial ownership of all shares held by the James B. Peter, Jr. Third Generation Trust, SFLP, PFRT, James B. Peter, Joan Peter, James Estes, the Estes Family Trust and the Deborah A. Estes Third Generation Trust, except to the extent of her pecuniary interest therein.

(5)          James B. Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, PFRT may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 13,609,651 additional shares.  PFRT disclaims beneficial ownership of all shares held by SFLP, James B. Peter, Joan Peter, and Deborah Estes except to the extent of its pecuniary interest therein.

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned and each other person executing this joint filing agreement (the “Agreement”) agree as follows:

(1)           The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(2)           The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:	February 29, 2004

		Signature:	/s/ James B. Peter
		Name:	James B. Peter

SPECIALTY FAMILY LIMITED PARTNERSHIP

		Signature:	/s/ James B. Peter
		Name:	James B. Peter
		Title:	Managing General Partner

		Signature:	/s/ Joan Peter
		Name:	Joan Peter

		Signature:	/s/ Deborah Estes
		Name:	Deborah Estes

PETER FAMILY REVOCABLE TRUST

		Signature:	/s/ James B. Peter
		Name:	James B. Peter
		Title:	Co-Trustee

		Signature:	/s/ Joan Peter
		Name:	Joan Peter
		Title:	Co-Trustee

EXHIBIT B

Identity of each Group Member

James B. Peter

Specialty Family Limited Partnership

Joan Peter

Deborah Estes

Peter Family Revocable Trust